UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2016 (Report No. 3)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 28, 2016 (Registration No. 333-214817).

Exhibit

99.1	Notice and Proxy Statement with respect to the Company’s extraordinary meeting of the shareholders and Series-1 Stock Options to be held on January 9, 2017, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, including Exhibit A entitled “Amended and Restated Compensation Policy for Company Office Holders.”

99.2	Proxy Card whereby holders of ordinary shares and American depository shares of the Company may vote at the meeting without attending in person.

99.3	Proxy Card whereby holders of Series-1 Stock Options of the Company may vote at the meeting without attending in person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By	/s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: November 30, 2016